Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the BeyondCore, Inc. 2007 Stock Incentive Plan and BeyondCore, Inc. 2016 Equity Incentive Plan of salesforce.com, inc. of our report dated March 4, 2016 (except for the effects of the retrospective adoption of the updated accounting standards discussed in Notes 2, 6, 7 and 9 to the consolidated financial statements, as to which the date is September 1, 2016), with respect to the consolidated financial statements of salesforce.com, inc. and our report dated March 4, 2016, with respect to the effectiveness of internal control over financial reporting of salesforce.com, inc., included in salesforce.com, inc.’s Current Report on Form 8-K dated September 1, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
September 1, 2016